Exhibit 99.1

Suncor Energy announces executive leadership changes

Calgary, Alberta (August 6, 2026) Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors today announced plans for Rich Kruger, current President and Chief Executive Officer, to transition to the role of Executive Vice Chair in April 2027. Peter Zebedee, currently Executive Vice President Upstream, will be named President and Chief Executive Officer concurrent with Rich assuming his new role. To support this transition, Peter will be appointed President and Chief Financial Officer on September 14, 2026, with oversight of all non-operating functions. This plan is the result of a rigorous succession process led by the Board.

"Rich’s exceptional leadership as President and Chief Executive Officer has transformed the company," said Board Chair Russ Girling. "During his tenure, Suncor has delivered record-breaking financial and operating results, including setting a new standard for safety. The Board expresses its sincere appreciation for the solid foundation and culture of excellence that has been established, which will set Suncor up for success in the years ahead. We look forward to working with Rich in his new capacity and continuing to receive the benefit of his experience and leadership to support best-in-class performance that continues to maximize shareholder value."

"With the transformation of Suncor successfully institutionalized, I look forward to continuing to work with the Executive Leadership Team as I transition to my new role in 2027," said Rich Kruger. "Having worked side by side with Peter for years, I have complete confidence in his ability to lead this great company and execute the compelling strategy that has been established."

Peter Zebedee has over 30 years of industry experience and is widely recognized for his commitment to safety, operational excellence and track record of delivering results. Since joining the company in 2022, Peter has driven step-change improvements in upstream personnel safety, operational integrity, asset utilization and profitability. Prior to joining Suncor, Peter was Chief Executive Officer of LNG Canada, overseeing one of the largest private-sector energy investments in Canadian history. His career spans multiple roles with Shell, Petro-Canada and Syncrude, where he developed his deep expertise in upstream and downstream operations, broad business acumen and ability to lead large organizations to achieve exceptional results.

In addition to his new responsibilities, Peter will work closely with Rich in the months ahead to ensure a seamless transition into the Chief Executive Officer role in 2027.

"I am excited about my new role and the opportunity to lead this company in the future," said Peter Zebedee. "I am committed to executing Suncor’s current strategy and building on the company's successful transformation. We have tremendous assets, outstanding people and a clear plan, positioning us to achieve great things now and in the future.”

The following Executive Leadership Team changes will also be effective on September 14:

•	Adam Albeldawi, currently Chief Human Resources Officer and Senior Vice President External Affairs, will assume the role of Executive Vice President Upstream, replacing Peter. Adam has extensive experience in operational and functional leadership roles, gained over his more than 20 years with Suncor. Prior to joining the company’s Executive Leadership Team in 2024, Adam successfully led Suncor’s large in situ business during a time of tremendous growth.

•	Shelley Powell, currently Senior Vice President Operations Improvement and Support Services, will become Executive Vice President Development and Projects. This role will lead the execution of Suncor’s in situ growth plan, as outlined at the company’s recent Investor Day. Shelley has worked in all aspects of Suncor’s operations during her 30 years with the company.

Troy Little, formerly Chief Financial Officer, is no longer with the company. The Board and Executive Leadership Team thank him for his contributions and wish him well in the future.

"The Board of Directors is in unanimous agreement that in their current and future roles, Rich and Peter will provide the leadership to build upon the company’s success,” added Russ Girling. "We are fortunate to have both of these outstanding leaders driving the future of Suncor."

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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